Energy Fuels Closes Acquisition of Uranerz Energy

June 18, 2015

Lakewood, Colorado and Casper, Wyoming – Energy Fuels Inc. (NYSE MKT: UUUU, TSX: EFR) (“Energy Fuels”) and Uranerz Energy Corporation (NYSE MKT: URZ, TSX: URZ) (“Uranerz”) are pleased to announce that Energy Fuels’ acquisition of Uranerz (the “Transaction”) has closed.  Further to the press release issued by the Company earlier today, the U.S. Nuclear Regulatory Commission (“NRC”) has provided their required consent to the Transaction, allowing the completion of the Transaction to occur today.

Pursuant to the Transaction, each Uranerz shareholder received 0.255 Energy Fuels common shares for each share of Uranerz common stock held. In addition, all outstanding options and warrants to acquire Uranerz shares of common stock now entitle the holder thereof to acquire 0.255 common shares of Energy Fuels on exercise thereof at an exercise price equal to the exercise price of such option or warrant divided by 0.255.

Effective at the closing of the Transaction, and as contemplated by the Agreement and Plan of Merger governing the Transaction, two members of the Energy Fuels Board of Directors, Mr. Larry Goldberg and Mr. Richard Patricio resigned from the Board of Directors, and Mr. Dennis Higgs, the former Executive Chairman and a Director of Uranerz, and Mr. Glenn Catchpole, the former Chief Executive Officer and a Director of Uranerz, were appointed as directors of Energy Fuels to fill the vacancies created by those resignations.

Stephen P. Antony, President and CEO of Energy Fuels stated:  “With the completion of our acquisition of Uranerz, Energy Fuels is clearly emerging as a leading integrated producer of uranium in the U.S. We now have competitive ISR and conventional uranium production in our portfolio, the largest NI 43-101 compliant in-ground uranium resource in the U.S. among producers, and the ability to significantly increase uranium production in the future as uranium prices rise. On the marketing side, our combined existing sales contract portfolio positions us very well among U.S. and international nuclear utilities and from a balance sheet perspective we also enjoy a strong working capital position. Our goal is to become the largest uranium mining company in the U.S., strategically supplying the domestic American nuclear power market, and this transaction is a major step towards achieving that goal. We look forward to working with Uranerz employees as we continue to position Energy Fuels for production and sales growth in an improving global uranium market.

I would also like to take this opportunity to thank Mr. Goldberg and Mr. Patricio for all of their contributions to Energy Fuels as Directors over the years, and to welcome Mr. Higgs and Mr. Catchpole to our Board.”

As previously reported, the Transaction was approved by the respective shareholders of Uranerz and Energy Fuels at their respective special meetings of shareholders held on June 18, 2015.

Trading in shares of common stock of Uranerz on the NYSE MKT will be suspended at the open of trading on Friday, June 19, 2015, and Uranerz common stock will be delisted from both the Toronto Stock Exchange and the NYSE MKT following closing. Uranerz will cease to be a reporting issuer in Canada and will terminate its reporting obligations with the United States Securities and Exchange Commission. Energy Fuels common shares will continue to be listed on both the Toronto Stock Exchange (under the symbol “EFR”) and the NYSE MKT (under the symbol “UUUU”).

About Energy Fuels

Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities in the U.S. and globally. Energy Fuels operates two of America’s key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year. The Nichols Ranch Processing Facility, acquired in the Company’s acquisition of Uranerz Energy Corporation, is an in situ recovery (“ISR”) production center with a licensed capacity of 2 million pounds of U3O8 per year. Energy Fuels also has the largest NI 43-301 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the Company’s emergence as a leading U.S. uranium producer, future production potential and scalability; positioning in the U.S. market; the goal of becoming the largest uranium producer in the U.S.; the timing for delisting of the shares of Uranerz common stock from the NYSE MKT and the TSX; the timing for terminating the reporting issuer status of Uranerz in Canada and the United States; and any other statements regarding Energy Fuels’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the Company’s emergence as a leading U.S. uranium producer; future production potential and scalability; positioning in the U.S. market; the goal of becoming the largest uranium producer in the U.S.; and other risk factors as described in Energy Fuels’ and Uranerz’ most recent annual information forms and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Uranerz’ respective filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com.  Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Uranerz relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Investor Inquiries:

Energy Fuels Inc.
Curtis Moore
VP – Marketing and Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com